

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

April 17, 2007

Mr. Dennis Robinson
Treasurer and Chief Financial Officer
Avani International Group Inc.
108-2419 Bellevue Ave.
West Vancouver, B.C. V7V 4T4 Canada

      RE: Avani International Group Inc.
               Form 10-KSB for Fiscal Year Ended December 31, 2004
               Filed April 15, 2005
               Form 10-KSB/A for Fiscal Year Ended December 31, 2004
               Filed March 27, 2007
               Form 10-QSB/A for Quarterly Period Ended March 31, 2005
               Filed May 23, 2005
               File No. 1-14415

Dear Mr. Robinson:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                        Sincerely,

                        William Thompson
                        Branch Chief